UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42728

Masonglory Limited

Room 8, 25/F, CRE Centre

889 Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Masonglory,” “we,” “us” and “our” refer to Masonglory Limited and its subsidiaries.

Appointment of Director

On August 29, 2025, the board of directors (the “Board”) of Masonglory Limited (the “Company”) approved the appointment of Ms. Xie Jinyu (Ms. Xie) as a director of the Company, effective August 29, 2025. Pursuant to the director agreement between Ms. Xie and the Company, Ms. Xie shall hold such office until the director’s earlier death, disqualification, resignation or removal from office in accordance with the director agreement, the amended and restated memorandum and the amended and restated articles of association of the Company, or any applicable laws, rules, or regulations.

The biographical information of Ms. Xie is set forth below.

Ms. Xie Jinyu has over 16 years of experience in accounting and investment. Ms. Xie currently serves as an accountant at Zhuhai Wushui Investment Holding Co., Ltd., a position she has held since 2017. From 2012 to 2017, she was engaged in self-directed investment activities. Prior to that, Ms. Xie has also held the position of accountant at AEON South China Commercial Co., Ltd., from 2009 to 2012.

Ms. Xie holds an associate degree in financial management from Guangdong Peizheng College in the PRC in 2006 and obtained a certificate of accounting professional in 2009.

Ms. Xie has no family relationships with any of the executive officers or directors of the Company. There has been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Xie had, or will have, a direct or indirect material interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited

By:	/s/ Tse Shing Fung
Name:	Tse Shing Fung
Title:	Chairman of the Board and Director

Date: August 29, 2025

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